UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	☒Form 10-Q	[_] Form N-SAR	[_] Form N-CSR
For period Ended:		June 30, 2008
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
IXI Mobile, Inc.
Full Name of Registrant

Former Name if Applicable
1301 Shoreway Road, Suite 380
Address of Principal Executive Office (Street and Number)
Belmont, California 94002
City, State and Zip Code
PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)
Financial and other information for the filing of a complete and accurate Annual Report on Form 10-Q for the period ended June 30, 2008, could not be provided within the prescribed time period without unreasonable effort and expense due, in part, to determinations made by the Board of Directors following the end of the period which are required to be reflected in the financial statements for the period.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Motti Gil	650	551-0600
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X]  No [_]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes [X] No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record certain charges resulting from the initiation of several strategic measures intended to refocus the Company’s activities and to reduce operating costs, as described on the Company’s Form 8-K filed with the SEC on August 13, 2008.

This form contains forward-looking statements (statements that are not historical facts). These statements are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include those specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the period ended March 31, 2008.

IXI Mobile, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized
Date: August 14, 2008		IXI MOBILE, INC.
	By:	/s/ Motti Gil
Motti Gil Chief Financial Officer (Principal Financial and Accounting Officer)